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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

AZTEC OIL & GAS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
055000 10 3
(CUSIP Number)
Franklin C. Fisher, Jr.
One Riverway
Suite 1700
Houston, Texas 77056
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	055000 10 3

1	NAMES OF REPORTING PERSONS: Franklin C. Fisher, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00 (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas, United States

	7	SOLE VOTING POWER:

NUMBER OF		15,990,975 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,990,975 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,990,975 Shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.11%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) See Item 3.
(2) Includes 6,000,000 shares of common stock subject to presently exercisable stock options or options exercisable within 60 days of the date of this Amendment No. 1 to Schedule 13D.

          This Amendment No. 1 to Schedule 13D is filed to report the following changes to the information previously disclosed in the Schedule 13D filed May 3, 2007:
Item 1. Security and Issuer
          No material change.
Item 2. Identity and Background
          No material change.
Item 3. Source and Amount of Funds or Other Consideration
          Mr. Fisher’s deemed acquisition requiring the filing of this Amendment No. 1 to Schedule 13D is the grant of 10 shares of Common Stock and the grant of an option to purchase 6,000,000 shares of Common Stock in connection with his entry into an Executive Employment Agreement with the Issuer employing Mr. Fisher as Chairman of the Board and Chief Executive Officer of the Issuer. No funds were expended in connection with the foregoing transaction.
Item 4. Purpose of Transaction
          Mr. Fisher’s deemed acquisition requiring the filing of this Amendment No. 1 to Schedule 13D is the grant of shares of Common Stock and the grant of an option to purchase shares of Common Stock in connection with his entering into an Executive Employment Agreement with the Issuer. Mr. Fisher intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with his obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer’s Common Stock through purchases or sales in the open market or in private transactions depending on various factors, including the Issuer’s business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments, Mr. Fisher’s personal financial situation, need for and availability of capital and any other facts and circumstances which may become known to Mr. Fisher regarding his investment in the Issuer. At the time of filing this Amendment No. 1 to Schedule 13D, Mr. Fisher has no plans to purchase additional shares of Common Stock in the open market in the immediate future. However, Mr. Fisher may engage in privately-negotiated transactions in the future, may from time-to-time acquire additional shares of Common Stock under various employee benefit and compensation arrangements of the Issuer and reserves his right to reevaluate his investment in the Issuer and to purchase additional shares in the open market or otherwise.
          Except as may occur in the ordinary course of business of the Issuer, Mr. Fisher has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s Certificate of Incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, Mr. Fisher, in his capacity as Chairman of the Board and Chief Executive Officer may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer
(a) and (b)
          Mr. Fisher is the beneficial owner of 15,990,975 shares of Common Stock of the Issuer, which represents approximately 44.11% of the outstanding Common Stock of the Issuer, based on 30,253,466 shares of Common Stock issued and outstanding on July 3, 2007. Mr. Fisher has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, such shares of Common Stock.
          (c) Except as disclosed in Item 3, Mr. Fisher has not effected any transaction with respect to the Common Stock within the last 60 days.
          (d) No person other than Mr. Fisher has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock owned by Mr. Fisher.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to Be Filed as Exhibits
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 17, 2007

/s/ Franklin C. Fisher, Jr.
Franklin C. Fisher, Jr.